UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ADDvantage Technologies Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

006743306

(CUSIP Number)

Kenneth A. Chymiak
15512 Larsen Street, Overland Park, Kansas 66221
918-237-2817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006743306	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Susan C. Chymiak, Trustee of the Susan C. Chymiak Trust created by Trust Agreement dated March 31, 1997, as subsequently amended and restated, which amended and restated the Susan Chymiak Revocable Trust dated March 4, 1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,796,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,796,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,796,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
Spouse, Kenneth A. Chymiak, files separately.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 006743306	13D	Page 3 of 5

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D ("Amendment No. 4") amends the Schedule 13D filed on October 14, 1999, as amended by Amendment No. 1 to Schedule 13D filed on June 29, 2004, as amended by Amendment No. 2 to Schedule 13D filed on October 13, 2004, as amended by Amendment No. 3 to Schedule 13D filed on March 20, 2009, as amended by Amendment No. 4 to Schedule 13D filed on May 16, 2017 (as amended, the "Schedule 13D"), by the reporting person and relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG"). The principal executive offices of ATG are located at 1221 East Houston, Broken Arrow, Oklahoma 74012. Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 5.

Item 2.	Identity and Background

(a)
Susan C. Chymiak, Trustee of the Susan C. Chymiak Trust created by Trust Agreement dated March 31, 1997, as subsequently amended and restated, which amended and restated the Susan Chymiak Revocable Trust dated March 4, 1992.

(b)	The residence address of Ms. Chymiak is 15512 Larsen Street, Overland Park, Kansas 66221.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On February 24, 2020, Mr. and Ms. Chymiak donated 188,366 shares of Common Stock to a charitable gift fund.  Prior to the gift, Mr. and Ms. Chymiak had received a distribution from Chymiak Investments, LLC and each owned 80,951.75 shares directly rather than through Chymiak Investments, LLC indirectly.

CUSIP No. 006743306	13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a) Ms. Chymiak presently beneficially owns an aggregate of 1,796,000 shares of Common Stock of ATG. All 1,796,000 shares are indirectly held by Ms. Chymiak as trustee of the Susan C. Chymiak Trust created by Trust Agreement dated March 31, 1997, as subsequently amended and restated, which amended and restated the Susan Chymiak Revocable Trust dated March 4, 1992 (the "Susan Chymiak Trust”). ATG's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019, reports that there were 10,361,292 shares of Common Stock outstanding as of January 31, 2020. Ms. Chymiak is therefore currently the beneficial owner of 17.3% of the total issued and outstanding shares of Common Stock.

(b) Of the aggregate 1,796,000 shares for which Ms. Chymiak reports shared voting and dispositive power, such power over 1,796,000 shares, held indirectly by Ms. Chymiak as trustee of the Susan Chymiak Trust, is shared with her spouse, who disclaims beneficial ownership of such shares.

(c) On February 24, 2020, Mr. and Ms. Chymiak donated 188,366 shares of Common Stock to a charitable gift fund.  Prior to the gift, Mr. and Ms. Chymiak had received a distribution from Chymiak Investments, LLC and each owned 80,951.75 shares directly rather than through Chymiak Investments, LLC indirectly.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 006743306	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2020
Date

/s/ Susan C. Chymiak
Signature

Susan C. Chymiak, Trustee of the Susan C. Chymiak Trust
Name/Title